Buenos Aires, August 11, 2021

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, and it’s expressed in AR$ at transactional FX. However, Transener, TGS and Refinor, from our holding and others segment, report under local currency. Hence, their figures are adjusted by inflation as of June 30, 2021, except for previous periods already reported.

Main results from the quarter[1]

68% year-on-year increase in sales, recording US$346 million[2] in Q2 21, explained by higher price and volume of hydrocarbons and petrochemicals sold, the new CCGT at CTGEBA, and the retroactive rise as of February 2021 on spot energy remuneration, partially offset by real devaluation affecting spot revenues.

		Q2 21	Q2 20	Variation
Power	Generation (GWh)	3,808	3,461	+10%
	Gross margin (US$/MWh)	35.0	36.6	-4%

Hydrocarbon	Production (k boe/day)	47.7	43.7	+9%
	Gas over total production	90%	91%	-1%
	Average gas price (US$/MBTU)	3.9	2.0	+99%
	Average oil price (US$/bbl)	57.7	20.8	+177%

Petrochemicals	Volume sold (k ton)	76	52	+46%
	Average price (US$/ton)	1,285	741	+73%

79% year-on-year increase in the adjusted EBITDA3, recording US$241 million during Q2 21, explained by rises of US$67 million in oil and gas, US$25 million in power generation, US$12 million in petrochemicals, and US$2 million in holding and others.

Pampa recorded a consolidated profit attributable to the Company’s shareholders of US$70 million, US$66 million higher than Q2 20, mainly due to better operating margin, offset by higher losses from discontinued operations and income tax charge in Q2 21.

Net debt decreased to US$1,042 million as of June 30, 2021, showing a continuous reduction compared to the US$1,148 million recorded by the end of 2020.

1 The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

2 It does not include sales from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS, which at our ownership account for US$110 million. Under IFRS they are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

3 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings Release.

Pampa Energía ● Q2 21 Earning Release ● 1

Pampa Energía ● Q2 21 Earning Release ● 2

1.	Relevant events
1.1	Oil and gas segment

All-time-high gas production record at El Mangrullo

In line with our production commitment under Plan Gas.Ar, in May 2021 and simultaneously with the beginning of the winter period, we succeeded in increasing the processing capacity by 35 mcf/day at El Mangrullo, a key gas field of Pampa, by commissioning a temporary production facility.

Hence, we reach a record production of 226 mcf/day in July 2021 solely at said block, representing a 42% year-on-year increase and three times 2016’s average annual production.

Currently, El Mangrullo is ranked among the best gas-producing blocks at Neuquina Basin and stands on around 48 thousand acres, connected to Mulichinco and Agrio formations (tight sands or tight gas) and Vaca Muerta (shale gas). Pampa operates and holds 100% working interest until 2053.

Authorization to export gas to Chile

In May 2021, Pampa was cleared to export gas to Chile on a firm basis for a maximum volume of 53 mcf/day between October 1, 2021 – May 1, 2022.

1.2	Power generation segment

Pricing update for legacy energy (spot or without PPA)

Through SE Res. No. 440/21 issued on May 21, 2021, the spot remuneration scheme established by SE Res. No. 31/20 was increased by an average of 29%, retroactive as of February 2021. Moreover, said resolution rendered ineffective the automatic adjustment mechanism.

Technical problem at CTGEBA

On May 31, 2021, a technical problem occurred at GEBATG03 gas turbine, part of CTGEBA’s new CCGT. Consequently, the CCGT’s generation capacity was reduced by approximately 50%. Jointly with the turbine manufacturer Siemens, Pampa performed the necessary works to dismantle and repair the failure, which was successfully finished in July 2021. Moreover, the Company is making all filings required before the insurance companies to collect the damages compensations resulting from the failure and minimize losses related to the breach of availability commitments.

Commissioning of MAN engines at CTLL

As of August 3, 2021, at midnight, CAMMESA granted the commissioning of LDLMDI01 unit for a capacity of 15 MW. The unit consists of two gas-fired MAN engines, priced under spot energy through SE Res. No. 440/21. Therefore, as of the date hereof, Pampa’s installed capacity amounts to 4,970 MW, positioning as the Argentine grid’s largest independent power producer.

Maturity of CTP’s PPA

After fulfilling the 10-year PPA under SE Res. No. 220/07, CTP’s installed capacity of 30 MW started to be remunerated under spot energy through SE Res. No. 440/21 as from July 15, 2021, 12 am.

Pampa Energía ● Q2 21 Earning Release ● 3

1.3	Regulated businesses

Sale of controlling stake in Edenor: transaction closing

On June 30, 2021, all Class A common shares representing 51% of the capital stock and votes of Edenor held by Pampa were transferred to Empresa de Energía del Cono Sur S.A., closing the sale transaction and marking Edenor’s change of control. Pampa announced this sale on December 28, 2020, approved by the Company’s Shareholders’ Meeting on February 17 and the ENRE, through Res. No. 207/21 issued on June 24, 2021. Pampa’s direct ownership of Edenor amounts to 4.1% over the issued capital as of the date hereof.

Moreover, over the agreed purchase price, only the third and final payment milestone of US$40 million is left to be collected, to be financed a year from the closing date at a 10% annual nominal interest rate payable quarterly, except in cases of offsetting or prepayment in advance, according to the sale and purchase agreement.

The sale of Edenor’s controlling stake reaffirms our efforts focused on expanding efficient power generation and developing natural gas reserves, fundamental pillars to attain the country’s energy sustainability.

TGS: Tariff schemes

Through ME and ENARGAS Joint Res. No. 1/21 and ENARGAS Res. No. 149/21 issued on June 2, 2021, a transitional regime was established, keeping TGS’s tariffs in force since April 2019. Moreover, until the final renegotiation agreement is executed, tariff adjustments will only be set as from April 1, 2022.

While the transitional regime is in place, no investment plan is mandatory, and it is forbidden dividend distribution, prepayment of financial and commercial debt with shareholders, acquisition of other companies, or grant loans.

To safeguard the interests of its shareholders, in July 2021, TGS submitted reconsideration motions to the PEN, the ME, and ENARGAS, challenging and requesting the annulment of the Transitional Regime’s provisions.

Transener: penalty for the total power outage in June 2019

On May 14, 2021, following the concession’s quality service and penalties regime, the ENRE fined AR$31.5 million to Transener for the outages during the month of June 2019 (ENRE Res. No. 121 and 124/21), of which AR$5.5 million is directly linked to the event that took place on June 16, 2019. Therefore, the last figure isn’t significantly different from the provision’s amount.

Besides, on May 14, 2021, through AAYANR Res. No. 3/21, the ENRE filed new charges against Transener for said event, based on an alleged breach of the purpose of promoting the operation, reliability, equality, free access, non-discrimination, and generalized use of the electricity transmission and distribution services and facilities (Section 2, Subsection c, Law No. 24,065). On June 4, 2021, Transener filed the corresponding deposition and has received no updates in this respect as of the issuance of this Earnings Release.

Pampa Energía ● Q2 21 Earning Release ● 4

1.4	Other events

Income tax and dividends rate

Law No. 27,630, executed on June 16, 2021, established the following staggering income tax scheme, effective for fiscal years beginning from January 1, 2021:

Accumulated taxable net income	Applicable income tax
AR$0 million - AR$5 million	25%
< AR$5 million - AR$50 million	AR$1.25 million + 30% over AR$5 million surplus
< AR$50 million	AR$14.75 million + 35% over AR$50 million surplus

The accumulated net income amount will be adjusted yearly, as from January 1, 2022, considering the CPI annual variation published by the INDEC.

Although Law No. 27,430 provides that dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020, are subject to 13% withholding tax, after the Law No. 27,541 and 27,630 amendments, the tax rate remained at 7% as from December 31, 2019, with no changes for future fiscal years.

Board members

On May 31, 2021, Silvana Wasersztrom, independent alternate director at Pampa, replaced Miguel Bein, independent director, until his term of office expires. Moreover, on August 10, 2021, it was accepted the resignation of Victoria Hitce as a non-independent alternate director.

Pampa Energía ● Q2 21 Earning Release ● 5

2.	Financial highlights
2.1	Consolidated balance sheet

Figures in million	As of 6.30.2021		As of 12.31.2020
	AR$	US$ FX 95.72	AR$	US$ FX 84.15
ASSETS
Property, plant and equipment	153,639	1,605	135,445	1,610
Intangible assets	4,075	43	3,455	41
Right-of-use assets	1,595	17	867	10
Deferred tax assets	7,146	75	9,082	108
Investments in joint ventures and associates	61,544	643	46,229	549
Financial assets at amortized cost	9,598	100	8,428	100
Financial assets at fair value through profit and loss	3,811	40	942	11
Other assets	61	1	57	1
Trade and other receivables	3,249	34	3,631	43
Total non-current assets	244,718	2,557	208,136	2,473
Inventories	14,894	156	9,766	116
Financial assets at amortized cost	-	-	2,062	25
Financial assets at fair value through profit and loss	32,324	338	27,382	325
Derivative financial instruments	1	0	1	-
Trade and other receivables	45,275	473	28,678	341
Cash and cash equivalents	11,946	125	11,900	141
Total current assets	104,440	1,091	79,789	948
Assets classified as held for sale	-	-	123,603	1,469
Total assets	349,158	3,648	411,528	4,890

EQUITY
Equity attributable to owners of the company	149,939	1,566	120,247	1,428
Non-controlling interest	743	8	28,631	341
Total equity	150,682	1,574	148,878	1,769

LIABILITIES
Investments in joint ventures and associates	416	4	161	2
Provisions	13,428	140	9,326	111
Income tax liabilities	15,750	165	11,004	131
Taxes payables	138	1	128	2
Deferred tax liabilities	-	-	93	1
Defined benefit plans	1,944	20	1,460	17
Borrowings	130,932	1,368	115,428	1,372
Other payables	1,593	17	1,418	16
Total non-current liabilities	164,201	1,715	139,018	1,652
Provisions	363	4	1,379	16
Income tax liabilities	49	1	897	11
Taxes payables	4,295	45	3,030	36
Defined benefit plans	298	3	298	4
Salaries and social security payable	1,372	14	1,935	23
Derivative financial instruments	27	0	40	-
Borrowings	13,094	137	20,377	242
Trade and other payables	14,777	154	9,778	116
Total current liabilities	34,275	358	37,734	448
Liabilities associated to assets classified as held for sale	-	-	85,898	1,021
Total liabilities	198,476	2,074	262,650	3,121

Total liabilities and equity	349,158	3,648	411,528	4,890

Pampa Energía ● Q2 21 Earning Release ● 6

2.2	Consolidated income statement
	First half				Second quarter
Figures in million	2021		2020		2021		2020
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	61,211	667	32,154	496	32,576	346	14,118	206
Cost of sales	(35,343)	(386)	(20,309)	(318)	(18,990)	(201)	(9,148)	(136)

Gross profit	25,868	281	11,845	178	13,586	145	4,970	70

Selling expenses	(1,083)	(12)	(1,000)	(16)	(541)	(5)	(401)	(6)
Administrative expenses	(4,043)	(44)	(3,174)	(49)	(2,027)	(21)	(1,638)	(24)
Exploration expenses	(44)	-	(9)	-	(37)	-	(5)	-
Other operating income	4,846	50	1,261	20	3,870	39	552	9
Other operating expenses	(3,831)	(42)	(1,276)	(19)	(781)	(9)	(818)	(11)
Impairment of financial assets	(196)	(2)	12	-	(93)	(1)	81	1
Impairment of PPE, intangible assets and inventories	(172)	(2)	(4,316)	(67)	(172)	(2)	-	-
Results for part. in joint businesses and associates	3,101	34	3,158	46	875	8	1,089	14

Operating income	24,446	263	6,501	93	14,680	154	3,830	53

Financial income	337	3	295	4	172	1	153	1
Financial costs	(7,841)	(86)	(5,348)	(82)	(3,855)	(41)	(2,705)	(39)
Other financial results	2,931	29	1,760	28	4,992	53	2,169	32
Financial results, net	(4,573)	(54)	(3,293)	(50)	1,309	13	(383)	(6)

Profit before tax	19,873	209	3,208	43	15,989	167	3,447	47

Income tax	(6,106)	(64)	(1,399)	(14)	(5,391)	(56)	(1,838)	(22)

Net income for continuing operations	13,767	145	1,809	29	10,598	111	1,609	25

Net income (loss) from discontinued operations	(7,129)	(75)	(1,748)	(24)	(7,654)	(80)	(2,491)	(36)

Net income (loss) for the period	6,638	70	61	5	2,944	31	(882)	(11)
Attributable to the owners of the Company	9,773	103	995	18	6,621	70	220	4
Continuing operations	13,499	142	1,942	31	10,349	108	1,582	24
Discontinued operations	(3,726)	(39)	(947)	(13)	(3,728)	(38)	(1,362)	(20)
Attributable to the non-controlling interests	(3,135)	(33)	(934)	(13)	(3,677)	(39)	(1,102)	(15)

Net income (loss) per share attributable to shareholders	6.94	0.07	0.62	0.01	4.75	0.05	0.14	0.003
From continuing operations	9.58	0.10	1.21	0.02	7.43	0.08	1.01	0.02
From discontinued operations	(2.64)	(0.03)	(0.59)	(0.01)	(2.68)	(0.03)	(0.87)	(0.01)

Net income (loss) per ADR attributable to shareholders	173.40	1.83	15.54	0.28	118.84	1.26	3.50	0.07
From continuing operations	239.51	2.52	30.32	0.49	185.75	1.94	25.19	0.38
From discontinued operations	(66.11)	(0.69)	(14.79)	(0.20)	(66.91)	(0.68)	(21.69)	(0.32)

Average outstanding common shares	1,409.0	1,409.0	1,601.3	1,601.3	1,392.9	1,392.9	1,570.2	1,570.2
Outstanding common shares by the end of period	1,388.8	1,388.8	1,557.1	1,557.1	1,388.8	1,388.8	1,557.1	1,557.1

Pampa Energía ● Q2 21 Earning Release ● 7

2.3	Cash and financial borrowings
As of June 30, 2021, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	249	244	417	417	167	173
Petrochemicals	-	-	-	-	-	-
Holding and others	41	41	-	-	(41)	(41)
Oil and gas	173	172	1,088	1,088	915	915
Total under IFRS/Restricted Group	462	457	1,505	1,505	1,042	1,048
Affiliates at O/S2	87	87	359	359	273	273
Total with affiliates	549	543	1,864	1,864	1,315	1,321

Note: It does not include discontinued operations. Financial debt includes accrued interests. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener, and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS4 decreased from US$1,614 million by the end of the fiscal year 2020 to US$1,505 million as of June 30, 2021. The average interest rate for US$-bearing indebtedness was 7.4%, currency in which 96% of the Company’s gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate decreased to 36.6% due to AR$-nominated debts’ repayment at maturity for AR$6,337 million. Moreover, US$3.9 million financing maturities were paid during Q2 21. As a result, Pampa’s consolidated financial debt averaged approximately 4.6 years.

The following chart shows the debt principal maturity profile, net of repurchases, expressed in million US$ by the end of Q2 21:

Note: It only considers Pampa consolidated under IFRS; it does not include discontinued operations nor affiliates TGS, OldelVal, Transener, Greenwind, CTBSA, and Refinor.

 Regarding our affiliates, CTBSA executed the ninth amendment to the CTEB Trust during the quarter, modifying the VRDs’ payment schedule to 25 principal monthly installments from July 2023 instead of 60 installments from August 2021. As of the date hereof, the VRDs’ principal balance totalizes US$94 million. Moreover, CTBSA paid at maturity US$29 million of the syndicated loan and issued Series I CB for US$27 million at a 4% nominal annual rate maturing in 2 years, and Series II CB for UVA37.5 million at a 4% nominal annual rate and initial value of AR$78.07/UVA maturing in 3 years. In addition, Greenwind paid the third amortization of the credit facility executed with IDB Invest for US$3.5 million.

After the closing of the quarter, CTBSA paid at maturity US$4 million of the syndicated loan. Moreover, Transener executed a AR$1 billion borrowing maturing in 3 years at Badlar plus an 8% rate.

4 It does not consider Edenor, which is fully divested and classified as discontinued operation in the FS. Thus, Pampa’s consolidated level under IFRS is equivalent to the Restricted Group.

Pampa Energía ● Q2 21 Earning Release ● 8

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
Transener[1]	CB Series 2	2021	101	86	9.75%
TGS[1]	CB at discount at fixed rate	2025	500	480	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In US$-link
CTEB	CB Series I	2023	27	27	4%

In UVA
CTEB	CB Series II	2024	38	38	4%

In AR$
Pampa	CB Series VI	2021	6,355	6,355	Badlar Privada + 2.5%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS.

Credit rating

Between June and July 2021, FitchRatings upgraded Pampa’s CBs global ratings from ‘CCC’ to ‘B-,’ and the local ratings from ‘AA-’ to ‘AA’ for the long-term horizon, supported by the Company’s resiliency despite the challenging macroeconomic and regulatory environment, in addition to the reduced regulatory risk resulting from the sale of Edenor’s controlling stake.

Moreover, FitchRatings rates Transener’s CBs on the local scale from June 2021 and assigned ‘A+’ for the long-term horizon.

The following table shows the Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	na
	Moody's	Caa3	na
	FitchRatings	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC-	raCCC
	FitchRatings	na	A+ (long-term)
CTEB	FitchRatings	na	A+

Pampa Energía ● Q2 21 Earning Release ● 9

2.4	Buyback of own financial securities[5]

Pampa

On June 7, 2021, Pampa’s Board of Directors resolved to halt the ninth share buyback program until Pampa’s shares and ADR’s quote reached values equal or lower than the repurchase cap. On July 1, 2021, the program was terminated without recording any buybacks as from said suspension. Moreover, on July 6, 2021, Pampa’s Board of Directors approved the tenth share buyback program under the following terms and conditions:

	IX repurchase program	X repurchase program
Maximum amount to buyback	US$30 million	US$30 million
Maximum price	AR$92.16/common share or US$16/ADR	AR$110/common share or US$15.5/ADR
Period in force	120 days as from March 4, 2021	120 days as from July 8, 2021
Status	Terminated	In process

In Q2 21, the Company directly and indirectly acquired 0.8 million ADR at an average price of US$14.0/ADR. After the quarter’s closing, the Company directly and indirectly bought 0.1 million ADR at an average price of US$15.5/ADR.

Moreover, the cancellation of 151.6 million common shares, which was previously approved by the Shareholders’ Meeting held on April 7, 2020, become effective in mid-June 2021.

As of August 10, 2021, Pampa’s outstanding capital stock amounts to 1,387.6 million common shares (equivalent to 55.5 million ADR)6.

TGS

As of August 10, 2021, TGS’s outstanding capital stock amounts to 752.8 million common shares (equivalent to 150.6 million ADR).

On the other hand, in Q2 21, Pampa indirectly acquired 0.4 million TGS’s ADR at an average cost of US$4.5/ADR. As of August 10, 2021, the Company’s direct and indirect ownership of TGS amounted to 29.0% of its issued capital stock.

Regarding debt securities, during Q2 21, TGS acquired and held in treasury US$2.0 million FV of its CB maturing in 2025. Therefore, as of August 10, 2021, the outstanding 2025 CB amounted to US$480.4 million.

Transener

After the closing of Q2 21, Transener early canceled US$12.5 million FV of its CB maturing in 2021 which Transba, Transener’s subsidiary, previously acquired. As a result, as of August 10, 2021, outstanding 2021 CB amounted to US$86.0 million.

5 Deemed to be effected transactions.

6 For further information, see Ownership Breakdown.

Pampa Energía ● Q2 21 Earning Release ● 10

3.	Analysis of the Q2 21 results
Breakdown by segment Figures in US$ million	Q2 21			Q2 20			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	167	121	66	115	96	37	+45%	+26%	+78%
Oil and Gas	107	73	30	56	6	(20)	+91%	NA	NA
Petrochemicals	99	16	7	40	4	2	+148%	NA	+250%
Holding and Others	5	30	5	5	29	5	-	+5%	-
Eliminations	(32)	-	-	(10)	-	-	+220%	NA	NA

Subtotal continuing operations	346	241	108	206	135	24	+68%	+79%	NA

Electricity distribution (discont.)	-	7	(38)	-	(14)	(20)	NA	NA	+90%

Total	346	247	70	206	121	4	+68%	+104%	NA

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of consolidated adjusted EBITDA, in US$ million	First half		Second quarter
	2021	2020	2021	2020
Consolidated operating income	263	93	154	53
Consolidated depreciations and amortizations	91	100	48	50
EBITDA	354	193	202	103

Adjustments from generation segment	14	70	12	9
Deletion of equity income	(14)	(20)	(3)	(10)
Deletion of PPE & intangible assets' impairment	2	56	2	-
Deletion of provision recovery of PEPE IV surety bond	(13)	-	(13)	-
Deletion of gain from commercial interests	(12)	(12)	(6)	(4)
Deletion of outage provision at GEBATG03	8	-	8	-
Greenwind's EBITDA adjusted by ownership	5	6	3	3
CTBSA's EBITDA adjusted by ownership	37	40	21	20
Adjustments from oil and gas segment	11	3	(1)	5
Deletion of equity income	(2)	4	-	6
Deletion of gain from commercial interests	(2)	(1)	(1)	(1)
Deletion of provision for environmental remediation	14	-	-	-
OldelVal's EBITDA adjusted by ownership	1	1	0	0
Adjustments from petrochemicals segment	(0)	11	(0)	(0)
Deletion of inventory impairment	-	11	-	-
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding and others segment	66	33	27	18
Deletion of equity income	(18)	(30)	(5)	(10)
Deletion of gain from commercial interests	0	(2)	(0)	(1)
Deletion of contigencies provision	13	-	-	-
TGS's EBITDA adjusted by ownership	59	48	27	22
Transener's EBITDA adjusted by ownership	8	15	4	7
Refinor's EBITDA adjusted by ownership	3	1	2	(1)

Consolidated adjusted EBITDA, continuing op.	444	310	241	135
At our ownership	443	307	240	134

+ Discontinued op. EBITDA: Edenor	17	32	7	(14)

Consolidated adjusted EBITDA, cont. and discont. op.	461	342	247	121
At our ownership	449	324	240	126

Pampa Energía ● Q2 21 Earning Release ● 11

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	328	249	+32%	167	115	+45%
Cost of sales	(171)	(113)	+51%	(92)	(57)	+61%

Gross profit	157	136	+15%	75	58	+29%

Selling expenses	(1)	(2)	-50%	(1)	(1)	-
Administrative expenses	(13)	(15)	-13%	(6)	(7)	-14%
Other operating income	26	14	+86%	20	6	+233%
Other operating expenses	(2)	(3)	-33%	(1)	(1)	-
Impairment of PPE and intangible assets	(2)	(56)	-96%	(2)	-	NA
Results for participation in joint businesses	14	20	-30%	3	10	-70%

Operating income	179	94	+90%	88	65	+35%

Finance income	1	2	-50%	-	1	-100%
Finance costs	(22)	(28)	-21%	(10)	(13)	-23%
Other financial results	13	1	NA	30	2	NA
Financial results, net	(8)	(25)	-68%	20	(10)	NA

Profit (loss) before tax	171	69	+148%	108	55	+96%

Income tax	(55)	(18)	+206%	(39)	(17)	+129%

Net income (loss) for the period	116	51	+127%	69	38	+82%
Attributable to owners of the Company	113	53	+113%	66	37	+78%
Attributable to non-controlling interests	3	(2)	NA	3	1	+200%

Adjusted EBITDA	236	209	+13%	121	96	+26%
Adjusted EBITDA at our share ownership	235	206	+14%	120	95	+27%

Increases in PPE, intangible and right-of-use assets	4	39	-90%	3	17	-82%
Depreciation and amortization	43	45	-4%	21	22	-5%

In Q2 21, the higher sales accrual for US$52 million is mainly explained by the commissioning of the second CCGT at CTGEBA in July 2020, priced under PPA (SEE Res. No. 287/17 and Energía Plus). Consequently, revenue from the own fuel recognition in the Variable Production Cost (CVP) increased by US$21 million vs. Q2 20, in addition to the higher cost of gas due to Plan Gas.Ar (in turn, cost of sales increased due to higher gas purchases to our E&P). It is worth highlighting that the fuel trading accrues a minor margin contribution to the segment, and fuel management was assigned to CAMMESA within Plan Gas.Ar framework as of 2021. To a lesser extent, sales increase is explained by the recovery of Energía Plus volume demanded post-lockdown (offset by outages and slightly lower prices) and the retroactive increase to February 2021 on spot remuneration7.

The devaluation in real terms on spot or legacy remuneration partially offset these effects because the AR$ depreciation outpaced the 29% AR$ price increase. Even though spot energy comprises 59% of the 4,955 MW operated by Pampa8, it represented 26% of the segment’s sales in Q2 21. Our spot thermal units priced a 10% lower power capacity compared to Q2 20, billing an average price of US$3.1 thousand per MW-month, whereas hydroelectric units remained at US$2.1 thousand per MW-month. Moreover, there were lower revenues due to programmed maintenances and outages, especially at CTGEBA in June 20219.

In operating terms, the power generation operated by Pampa increased 10% vs. Q2 20, in line with the nationwide recovery of electricity demand after the quarantine, led by the industrial segment. CTGEBA’s new CCGT commissioned in July 2020 recorded higher generation despite our Plus unit’s programmed maintenance and technical problem (+406 GWh). Also, during the quarter, our power generation increased at CTPP, CPB, CTEB and CTIW firing alternative fuels (+237 GWh), higher water input at HPPL and HIDISA (+56 GWh), higher wind generation at PEPE II and III because in Q2 20 certain windmills were under repair (+16 GWh) and higher dispatch in northwestern Argentina despite CTG’s Plus unit outage in June (+5 GWh). These effects were partially offset by lower generation at CTGEBA’s older CCGT and CTLL due to lower gas availability from CAMMESA (-325 GWh), lower dispatch at HINISA to accumulate water reserve for the winter (-35 GWh), lower wind resource at PEMC (-10 GWh) and lower generation at EcoEnergía because of limited steam (-3 GWh).

7 For further information, see section 1.1 of this Earnings Release.

8 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

9 For further information, see section 1.1 of this Earnings Release.

Pampa Energía ● Q2 21 Earning Release ● 12

In Q2 21, all power generation units operated by Pampa reached an average availability rate of 95.8%, 278 basis points lower than the 98.6% recorded in Q2 20, mainly due to the technical problems at CTGEBA and CTG’s Plus units since the end of May 2021, resuming operations in July 2021. Especially, thermal units recorded an availability of 94.6%, 388 basis points lower than the 98.4% availability recorded in Q2 20.

Power generation's key performance indicators	2021				2020				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity as of June (MW)	938	206	3,811	4,955	938	206	3,601	4,745	-	-	+6%	+4%
New capacity (%)	-	100%	48%	41%	-	100%	40%	35%	-	-	+8%	+6%
Market share (%)	2%	0%	9%	12%	2%	1%	9%	12%	-0%	-0%	+0%	-0%

Semester
Net generation (GWh)	662	407	7,183	8,251	681	409	6,979	8,070	-3%	-1%	+3%	+2%
Volume sold (GWh)	661	422	7,582	8,665	676	410	7,035	8,121	-2%	+3%	+8%	+7%

Average price (US$/MWh)	23	70	49	48	28	69	43	43	-16%	+1%	+14%	+12%
Average gross margin (US$/MWh)	9	59	33	32	15	60	34	34	-38%	-2%	-4%	-5%

Second quarter
Net generation (GWh)	278	204	3,326	3,808	257	197	3,007	3,461	+8%	+3%	+11%	+10%
Volume sold (GWh)	280	208	3,512	4,000	257	198	3,024	3,479	+9%	+5%	+16%	+15%

Average price (US$/MWh)	31	70	55	54	29	70	48	47	+6%	+1%	+16%	+14%
Average gross margin (US$/MWh)	12	60	35	35	13	60	37	37	-8%	-0%	-5%	-4%

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% of equity stake).

Q2 21 net operating costs, excluding depreciation and amortizations, increased 55% vs. Q2 20, mainly explained by higher gas purchases, which in Q2 21 captured 47% of the segment’s operating costs (vs. 22% in Q2 20) and 32% of the gas-fired at our thermal power plants (vs. 12% in Q2 20). CAMMESA provides the remaining gas and liquid fuel without representing any cost for the Company. Moreover, the increase in operating expenses is also explained by the higher volume of energy purchases to cover Plus contracts and repair expenses resulting from forced outages, partially offset by lower AR$-nominated costs due to devaluation. Moreover, during Q2 21, we recorded a provision recovery for the PEPE IV contingency (US$13 million).

The Q2 21 financial results amounted to a net gain of US$20 million vs. a net loss of US$10 million in Q2 20, mainly explained by higher profits from the holding of financial securities and, to a lesser extent, lower financial interests due to a reduced debt position allocated to the segment, partially offset by repurchase profit of own CB in Q2 20.

In Q2 21, our power generation’s adjusted EBITDA amounted to US$121 million (+26% vs. Q2 20), mainly due to the commissioning of CTGEBA’s second CCGT in July 2020, higher demand in Energía Plus and sales in MAT ER, the AR$ increase for legacy remuneration, and lower AR$-nominated costs due to devaluation. However, these effects were partially offset by higher real depreciation over spot remuneration, higher volume of energy purchases, programmed maintenances and forced outages in June. In addition, the adjusted EBITDA considers our proportional 50% stake of CTEB (CTBSA), contributing US$21 million in Q2 21 (vs. US$20 million in Q2 20), and a 50% stake of PEMC (Greenwind), adding US$3 million EBITDA in Q2 21 (the same as Q2 20). Moreover, the adjusted EBITDA excludes the provision recovery for the contingency at PEPE IV, CTGEBA’s technical problem expenses (US$8 million), and the recognition of commercial interests from delayed receivables, mostly from CAMMESA (US$6 million in Q2 21 and US$4 million in Q2 20).

Pampa Energía ● Q2 21 Earning Release ● 13

Finally, capital expenditures in Q2 21, excluding CTEB and PEMC, decreased by 82% vs. Q2 20, mainly explained by the completion of CTGEBA’s second CCGT.

Regarding our expansion projects, the following summary shows the current status:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @6/30/21
Loma de la Lata	15	SE Res. No. 440/21	AR$	208,980 - 551,475(2)	418	939	20	98%	August 3, 2021
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	90%	OC: June 12, 2019(3) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	220	44%	Q2 2022 (est.)

Note: 1 Amount without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 201 MW were remunerated under spot energy until July 1, 2020.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	186	143	+30%	107	56	+91%
Cost of sales	(115)	(122)	-6%	(63)	(57)	+11%

Gross profit	71	21	+238%	44	(1)	NA

Selling expenses	(5)	(10)	-50%	(1)	(3)	-67%
Administrative expenses	(20)	(22)	-9%	(10)	(11)	-9%
Other operating income	23	1	NA	19	1	NA
Other operating expenses	(20)	(8)	+150%	(4)	(6)	-33%
Impairment of financial assets	(1)	-	NA	-	-	NA
Results for participation in joint businesses	2	(4)	NA	-	(6)	-100%

Operating income (loss)	50	(22)	NA	48	(26)	NA

Finance income	2	3	-33%	1	1	-
Finance costs	(62)	(53)	+17%	(30)	(26)	+15%
Other financial results	(3)	12	NA	18	23	-22%
Financial results, net	(63)	(38)	+66%	(11)	(2)	NA

Profit (loss) before tax	(13)	(60)	-78%	37	(28)	NA

Income tax	10	14	-29%	(7)	8	NA

Net income (loss) for the period	(3)	(46)	-93%	30	(20)	NA

Adjusted EBITDA	107	35	+200%	73	6	NA

Increases in PPE and intangible assets	84	34	+147%	55	15	+267%
Depreciation and amortization	46	54	-15%	26	27	-4%

In Q2 21, our oil and gas sales increased by 91% compared to Q2 20, mainly explained by the Plan Gas.Ar, which increased both sale price and volume, improved industrial sales, and the oil prices and demand recovery after the quarantine. These effects were partially offset by lesser gas trading with third parties and the termination of gas exports in May 2020.

Our accrued gas average sale price was US$3.9/MBTU in Q2 21, the double than Q2 20, mainly explained by the winter period of Plan Gas.Ar. Said contract is effective from January 1, 2021, until and including the year 2024, which sets prices for the committed production volumes destined to power plants and the residential segment. The agreed price during the off-peak months is US$3.0/MBTU, whereas for the winter period (May – September) reaches US$4.5/MBTU. On the industries and spot segment, where CAMMESA bids gas unfulfilled by Plan Gas.Ar, the price increase was driven by Plan Gas.Ar, but not reaching levels of the said scheme, especially during winter.

Pampa Energía ● Q2 21 Earning Release ● 14

Moreover, in Q2 21, 41% of our gas deliveries went to the residential segment due to winter priority under Plan Gas.Ar, 33% was fired at our thermal power plants10 and consumed as raw material for our petrochemical plants, 23% was sold to the spot/industrial market, and 3% was sold directly to CAMMESA, without recording any exports. Thus, compared to Q2 20, 70% of the deliveries were destined to CAMMESA’s spot tenders, whereas residential and industrial segments held only 5% and 7% of the deliveries, respectively. In addition, 14% was destined to our thermal power plants as a result of CTGEBA’s CCGT and to the petrochemicals segment, and export was marginal as the authorization expired in June 2020.

In operating terms, our oil and gas segment total production registered 47.7 kboe/day, 9% higher than the levels recorded year-on-year and quarter-on-quarter. Gas production reached 259 mcf/day, 8% higher than Q2 20 and 9% higher than Q1 21, mainly explained by the Plan Gas.Ar, which deliveries are higher during the winter period, offset by the roadblocks in the Province of Neuquén during the month of April 2021, which slightly affected the production commitments for May and June 202111. In particular, a significant increase was recorded at El Mangrullo (+24 mcf/day year-on-year and +12 mcf/day quarter-on-quarter), where evacuation and processing infrastructure was expanded in line with its productivity and upside potential, recording 177 mcf/day in Q2 21 and comprising 68% of our total gas production. The production at Río Neuquén also increased (+6 mcf/day year-on-year and 10 mcf/day quarter-on-quarter). These effects were partially offset by lower production at Rincón del Mangrullo due to lesser drilling and natural decline (-8 mcf/day year-on-year and -0.9 mcf/day quarter-on-quarter), and to a lesser extent, at Sierra Chata and Aguaragüe (-2 mcf/day year-on-year, with no variations quarter-on-quarter).

Oil production reached 4.6 kbbl/day in Q2 21, 16% higher than Q2 20, mainly explained by the higher demand for crude export, offset by lower domestic demand. Production increased at Gobernador Ayala, Los Blancos and El Tordillo (+0.7 kbbl/day). Moreover, 61% of the volume sold during Q2 21 was destined to the domestic market (vs. 75% in Q2 20). Compared to Q1 21, production increased 10% (+0.4 kbbl/day) due to the gradual demand recovery.

Our accrued oil average sale price in Q2 21 increased to US$57.7/barrel, vs. US$20.8/barrel in Q2 20, mainly explained by the rise in international prices, moderated by domestic prices correlated to export parity.

As of June 30, 2021, we accounted for 888 productive wells compared to 858 as of December 31, 2020.

10 Energía Plus and SEE Res. No. 287/17.

11 The affected producers, including Pampa, made the corresponding force majeure notifications before the SE, CAMMESA and the gas distribution utilities with gas supply agreements executed under Plan Gas.Ar.

Pampa Energía ● Q2 21 Earning Release ● 15

Oil and gas' key performance indicators	2021			2020			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Semester
Volume
Production
In thousand m3/day	0.7	7,028		0.7	6,838		-6%	+3%	+2%
In million cubic feet/day		248			241
In thousand boe/day	4.4	41.4	45.7	4.6	40.2	44.9
Sales
In thousand m3/day	0.6	7,125		0.7	7,254		-17%	-2%	-3%
In million cubic feet/day		252			256
In thousand boe/day	3.9	41.9	45.8	4.7	42.7	47.4

Average Price
In US$/bbl	56.8			37.3			+52%	+58%
In US$/MBTU		3.4			2.1

Second quarter
Volume
Production
In thousand m3/day	0.7	7,332		0.6	6,762		+16%	+8%	+9%
In million cubic feet/day		259			239
In thousand boe/day	4.6	43.2	47.7	3.9	39.8	43.7
Sales
In thousand m3/day	0.7	7,421		0.6	7,165		+11%	+4%	+4%
In million cubic feet/day		262			253
In thousand boe/day	4.5	43.7	48.2	4.1	42.2	46.2

Average Price
In US$/bbl	57.7			20.8			+177%	+99%
In US$/MBTU		3.9			2.0

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal).

Net operating costs in Q2 21, excluding depreciation and amortizations, decreased 33% vs. Q2 20, mainly explained by the Federal Government direct compensation from Plan Gas.Ar (US$17 million in other operating income, net from royalties) and, to a lesser extent, lower gas purchases to third parties for trading, lower transportation costs due to the lack of exports in Q2 21, and dilution of AR$-nominated costs resulting from devaluation. These effects were partially offset by higher royalties and taxes explained by better prices, higher contractor costs from resuming drilling and completion of wells due to Plan Gas.Ar and higher maintenance of oil blocks as a result of the lower activity during 2020. Quarter-on-quarter, net operating expenses decreased 43%, mainly explained by the winter intensive Plan Gas.Ar compensation and the environmental remediation provision recorded in Q1 21, partially offset by higher royalties and taxes due to better seasonal prices. In particular, the lifting cost12 reached US$5.8 per produced boe in Q2 21, 10% lower than the US$5.2 per boe recorded in Q2 20 and similar quarter-on-quarter.

In Q2 21, financial results reached a net loss of US$11 million, US$9 million higher than Q2 20, mainly because of the repurchase profit of own CB recorded in Q2 20, and to a lesser extent, higher financial interests from increased debt allocated to the segment, partially offset by higher profit from the holding of financial securities in Q2 21.

Our oil and gas’ adjusted EBITDA amounted to US$73 million in Q2 21 vs. US$6 million in Q2 20, mainly explained by the increase both in the sale price and production, especially natural gas, partially offset by higher royalties and taxes due to better prices, and higher costs related to the activity resumption. In addition, the adjusted EBITDA both in Q2 21 and Q2 20 excludes the recognition of commercial interests due to collection delays, mostly charged to CAMMESA, for US$1 million.

12 Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q2 21 Earning Release ● 16

Finally, the segment’s capital expenditures amounted to US$55 million, whereas US$15 million were recorded in Q2 20. This increase is mainly because of the commitments under Plan Gas.Ar, which reactivated drilling and completion activity at gas fields, especially from May 2021 when winter begins.

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	202	113	+79%	99	40	+148%
Cost of sales	(160)	(103)	+55%	(78)	(32)	+144%

Gross profit	42	10	NA	21	8	+163%

Selling expenses	(6)	(4)	+50%	(3)	(2)	+50%
Administrative expenses	(2)	(2)	-	(1)	(1)	-
Other operating expenses	(2)	(4)	-50%	(2)	(3)	-33%
Recovery of financial assets impairment	-	1	-100%	-	1	-100%
Impairment of inventories	-	(11)	-100%	-	-	NA

Operating income (loss)	32	(10)	NA	15	3	NA

Finance costs	(1)	(1)	-	-	-	NA
Other financial results	(3)	4	NA	(2)	1	NA
Financial results, net	(4)	3	NA	(2)	1	NA

Profit (loss) before tax	28	(7)	NA	13	4	+225%

Income tax	(10)	2	NA	(6)	(2)	+200%

Net income (loss) for the period	18	(5)	NA	7	2	+250%

Adjusted EBITDA	34	2	NA	16	4	NA

Increases in PPE and intangible assets	4	-	NA	3	-	NA
Depreciation and amortization	2	1	+100%	1	1	-

The adjusted EBITDA of the petrochemicals segment amounted to a US$16 million gain in Q2 21, US$12 million higher than Q2 20, mainly due to the all-time-high levels of international and domestic prices, higher availability of domestic virgin naphtha, and increased demand gradually recovering as from mid-June 2020. However, these effects were partially offset by higher raw material costs, driven by international reference prices and the Plan Gas.Ar effect.

Total volume sold increased by 46% compared to Q2 20, explained by the collapse in demand due to COVID-19 in Q2 20. SBR production was deemed essential from June 2020, reaching significant export levels since the end of 2020. However, compared to Q1 21, it is worth mentioning that the lower volume sold from the reforming plant was due to the seasonal maintenance between April and May 2021, and to a lesser extent because certain dispatches were postponed to July 2021. Moreover, due to the pandemic’s second wave, there was lower styrene and polystyrene domestic demand compared to Q1 21. The amounts corresponding to Pampa are shown below:

Pampa Energía ● Q2 21 Earning Release ● 17

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
Semester
Volume sold 1H21 (thousand ton)	53	24	97	175
Volume sold 1H20 (thousand ton)	40	14	85	139
Variation 1H21 vs. 1H20	+32%	+70%	+15%	+25%

Average price 1H21 (US$/ton)	1,743	1,722	690	1,153
Average price 1H20 (US$/ton)	1,197	1,358	522	803
Variation 1H21 vs. 1H20	+46%	+27%	+32%	+44%

Second quarter
Volume sold Q2 21 (thousand ton)	24	12	40	76
Volume sold Q2 20 (thousand ton)	16	5	31	52
Variation Q2 21 vs. Q2 20	+47%	+149%	+29%	+46%

Average price Q2 21 (US$/ton)	1,919	1,860	725	1,285
Average price Q2 20 (US$/ton)	1,162	1,213	442	741
Variation Q2 21 vs. Q2 20	+65%	+53%	+64%	+73%

Note: 1 It includes Propylene.

The financial results registered a US$2 million net loss in Q2 21, whereas a US$1 million net gain was recorded in Q2 20, mainly due to losses from the commodities’ hedge during Q2 21.

The capital expenditures in the segment reached US$3 million in Q2 21, whereas US$0.3 million were recorded in Q2 20, mainly due to the pandemic’s impact during Q2 20, postponing activities to 2021, in addition to the gradual recovery of said business.

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First half			Second quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	11	11	-	5	5	-

Gross profit	11	11	-	5	5	-

Administrative expenses	(9)	(10)	-10%	(4)	(5)	-20%
Other operating income	1	5	-80%	-	2	-100%
Other operating expenses	(18)	(4)	NA	(2)	(1)	+100%
Impairment of financial assets	(1)	(1)	-	(1)	-	NA
Results for participation in joint businesses	18	30	-40%	5	10	-50%

Operating income (loss)	2	31	-94%	3	11	-73%

Finance costs	(1)	(1)	-	(1)	(1)	-
Other financial results	22	11	+100%	7	6	+17%
Financial results, net	21	10	+110%	6	5	+20%

Profit (loss) before tax	23	41	-44%	9	16	-44%

Income tax	(9)	(12)	-25%	(4)	(11)	-64%

Net income for the period	14	29	-52%	5	5	-

Adjusted EBITDA	68	64	+6%	30	29	+5%

Increases in PPE	1	-	NA	1	-	NA
Depreciation and amortization	-	-	NA	-	-	NA

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), a negative operating margin of US$2 million was recorded, US$3 million less than Q2 20, mainly explained by tax recoveries in Q2 20.

Pampa Energía ● Q2 21 Earning Release ● 18

During Q2 21, a US$1 million year-on-year improvement was recorded in the financial results, reaching a net gain of US$6 million, mainly due to profits from the holding of financial securities in Q2 21.

The adjusted EBITDA of our holding and others segment was 5% higher than Q2 20, recording US$30 million in Q2 21. The adjusted EBITDA excludes the equity income from our participation in TGS, Transener and Refinor. In turn, it adds the EBITDA adjusted by equity ownership in these businesses.

The EBITDA adjusted by our direct and indirect ownership of 29.0% and 27.6% in TGS were US$27 million (US$93 million at 100%) in Q2 21 and US$22 million (US$79 million at 100%) in Q2 20, respectively. The increase was mainly due to the substantial international price recovery for natural gasoline and LPG, higher ethane dispatched volume to Dow Chemical, and increased midstream revenues from natural gas transportation and conditioning service in Vaca Muerta. However, these effects were partially offset by lower regulated revenues due to lack of tariff adjustment as from April 2019, lower export volume and higher natural gas cost driven by the Plan Gas.Ar, which is used to replace thermal reduction at Cerri Complex plant. Moreover, the depreciation affected over AR$-nominated regulated revenues, compensated by lower AR$-nominated expenses.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% decreased to US$4 million (US$14 million at 100%) in Q2 21 vs. US$7 million (US$28 million at 100%) in Q2 20, mainly due to the tariff freeze as from February 2020 which, in an inflationary scenario, harms Transener’s AR$-nominated regulated revenues. In addition, the lack of tariff adjustment is worsened by the AR$ devaluation on regulated revenues, partially offset by lower AR$-nominated expenses.

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q2 21 recorded a gain of US$2 million (US$6 million at 100%), whereas a loss of US$1 million (US$2 million at 100%) was recorded in Q2 20, mainly explained by higher sale prices and the gradual recovery of gasoline demand from the lockdown, and to a lesser extent by lower AR$-nominated expenses, partially offset by increased crude oil costs, which is the refinery’s primary raw material, and devaluation effect over AR$-nominated revenues.

Pampa Energía ● Q2 21 Earning Release ● 19

3.6	Analysis of the semester, by subsidiary and segment

Subsidiary In US$ million	First half 2021				First half 2020
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	3	(2)	2	61.0%	4	(15)	1
Los Nihuiles	52.0%	0	(12)	4	52.0%	3	(16)	(4)

Greenwind		10	73	(5)		12	99	4
Non-controlling stake adjustment		(5)	(36)	2		(6)	(49)	(2)
Subtotal Greenwind adjusted by ownership	50.0%	5	36	(2)	50.0%	6	49	2

CTBSA		75	221	32		80	247	47
Non-controlling stake adjustment		(37)	(110)	(16)		(40)	(123)	(23)
Subtotal CTBSA adjusted by ownership	50.0%	37	110	16	50.0%	40	123	23

Pampa stand-alone, other companies, adjs. & deletions[1]		190	181	93		156	391	30
Subtotal power generation		236	314	113		209	531	53

Oil & gas segment
OldelVal		30	(14)	9		28	(4)	18
Non-controlling stake adjustment		(29)	14	(9)		(27)	4	(18)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	0	2.1%	1	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[1]		106	915	(3)		35	842	(46)
Subtotal oil & gas		107	915	(3)		35	841	(46)

Petrochemicals segment
Pampa Energía	100.0%	34	-	18	100.0%	2	-	(5)
Subtotal petrochemicals		34	-	18		2	-	(5)

Holding & others segment
Transener		31	3	(14)		57	15	32
Non-controlling stake adjustment		(23)	(2)	11		(42)	(11)	(24)
Subtotal Transener adjusted by ownership	26.3%	8	1	(4)	26.3%	15	4	9

TGS		205	404	81		175	264	76
Non-controlling stake adjustment		(146)	(287)	(57)		(127)	(191)	(55)
Subtotal TGS adjusted by ownership	29.0%	59	117	23	27.6%	48	73	21

Refinor		12	29	2		3	19	3
Non-controlling stake adjustment		(8)	(21)	(1)		(2)	(13)	(2)
Subtotal Refinor adjusted by ownership	28.5%	3	8	1	28.5%	1	5	1

Pampa stand-alone, other companies, adjs. & deletions[1]		(3)	(41)	(6)		(1)	(2)	(1)
Subtotal holding & others		68	86	14		64	80	29

Deletions		-	(273)	-		-	(255)	-
Total consolidated, continuing operations		444	1,042	142		310	1,198	31
At our share ownership		443	1,321	142		307	1,467	31

+ Discontinued operations: Edenor	4.1%	17	-	(39)	55.1%	32	70	(13)

Total consolidated, continuing and discontinued operations		461	1,042	103		342	1,268	18
At our share ownership		449	1,321	103		324	1,505	18

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q2 21 Earning Release ● 20

3.7	Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Second quarter 2021				Second quarter 2020
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	2	(2)	1	61.0%	1	(15)	1
Los Nihuiles	52.0%	(0)	(12)	4	52.0%	1	(16)	1

Greenwind		5	73	(5)		6	99	5
Non-controlling stake adjustment		(3)	(36)	2		(3)	(49)	(2)
Subtotal Greenwind adjusted by ownership	50.0%	3	36	(2)	50.0%	3	49	2

CTBSA		42	221	11		41	247	28
Non-controlling stake adjustment		(21)	(110)	(6)		(20)	(123)	(14)
Subtotal CTBSA adjusted by ownership	50.0%	21	110	6	50.0%	20	123	14

Pampa stand-alone, other companies, adjs. & deletions[1]		96	181	57		70	391	18
Subtotal power generation		121	314	66		96	531	37

Oil & gas segment
OldelVal		15	(14)	1		13	(4)	7
Non-controlling stake adjustment		(15)	14	(1)		(13)	4	(7)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[1]		73	915	30		6	842	(20)
Subtotal oil & gas		73	915	30		6	841	(20)

Petrochemicals segment
Pampa Energía	100.0%	16	-	7	100.0%	4	-	2
Subtotal petrochemicals		16	-	7		4	-	2

Holding & others segment
Transener		14	3	(19)		28	15	16
Non-controlling stake adjustment		(10)	(2)	14		(20)	(11)	(12)
Subtotal Transener adjusted by ownership	26.3%	4	1	(5)	26.3%	7	4	4

TGS		93	404	38		79	264	23
Non-controlling stake adjustment		(66)	(287)	(27)		(57)	(191)	(17)
Subtotal TGS adjusted by ownership	29.0%	27	117	11	27.6%	22	73	6

Refinor		6	29	1		(2)	19	(6)
Non-controlling stake adjustment		(4)	(21)	(1)		1	(13)	4
Subtotal Refinor adjusted by ownership	28.5%	2	8	0	28.5%	(1)	5	(2)

Pampa stand-alone, other companies, adjs. & deletions[1]		(2)	(41)	(1)		0	(2)	(4)
Subtotal holding & others		30	86	5		29	80	5

Deletions		-	(273)	-		-	(255)	-
Total consolidated, continuing operations		241	1,042	108		135	1,198	24
At our share ownership		240	1,321	108		134	1,467	24

+ Discontinued operations: Edenor	4.1%	7	-	(38)	55.1%	(14)	70	(20)

Total consolidated, continuing and discontinued operations		247	1,042	70		121	1,268	4
At our share ownership		240	1,321	70		126	1,505	4

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q2 21 Earning Release ● 21

4.	Appendix
4.1	Power generation, by power plant

Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[2]	Eco- Energía	CTEB[1]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	765	361	30	620	100	100	1,253	14	567	3,811	4,955
New capacity (MW)	-	-	-	100	53	53	206	364	100	30	-	100	100	565	14	567	1,841	2,048
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.9%	0.1%	1.5%	0.2%	0.2%	3.0%	0.03%	1.3%	9.0%	11.7%

Semester
Net generation 1H21 (GWh)	184	158	320	176	104	127	1,068	2,237	141	25	92	165	147	4,156	38	181	7,183	8,251
Market share	0.3%	0.2%	0.5%	0.3%	0.2%	0.2%	1.5%	3.2%	0.2%	0.0%	0.1%	0.2%	0.2%	6.0%	0.1%	0.3%	10.4%	12.0%
Sales 1H21 (GWh)	183	157	320	176	120	127	1,083	2,232	261	25	92	165	147	4,399	81	181	7,582	8,665

Net generation 1H20 (GWh)	209	134	338	200	99	110	1,090	2,475	310	31	488	38	78	3,369	42	147	6,979	8,070
Variation 1H21 vs. 1H20	-12%	+18%	-5%	-12%	+5%	+15%	-2%	-10%	-54%	-21%	-81%	na	+89%	+23%	-9%	+23%	+3%	+2%
Sales 1H20 (GWh)	209	134	333	200	97	114	1,087	2,473	311	31	487	38	78	3,424	45	147	7,035	8,121

Avg. price 1H21 (US$/MWh)	23	37	16	71	73	67	42	35	47	134	109	115	103	35	28	na	49	48
Avg. price 1H20 (US$/MWh)	28	50	19	70	71	68	43	33	31	109	30	na	na	21	58	na	43	43
Avg. gross margin 1H21 (US$/MWh)	3	19	8	60	58	57	29	31	14	95	13	94	82	16	11	na	33	32
Avg. gross margin 1H20 (US$/MWh)	16	33	8	61	57	60	32	30	16	77	17	na	135	13	16	na	34	34

Second quarter
Net generation Q2 21 (GWh)	27	59	192	87	52	65	482	1,093	17	8	73	101	76	1,868	19	70	3,326	3,808
Market share	0.1%	0.2%	0.6%	0.3%	0.2%	0.2%	1.4%	3.2%	0.1%	0.0%	0.2%	0.3%	0.2%	5.5%	0.1%	0.2%	9.9%	11.3%
Sales Q2 21 (GWh)	29	59	192	87	57	65	488	1,091	71	8	74	101	76	1,987	34	70	3,512	4,000

Net generation Q2 20 (GWh)	62	47	148	97	50	50	454	1,189	16	5	14	20	30	1,692	23	18	3,007	3,461
Variation Q2 21 vs. Q2 20	-56%	+26%	+30%	-10%	+3%	+29%	+6%	-8%	+7%	+72%	na	na	na	+10%	-14%	na	+11%	+10%
Sales Q2 20 (GWh)	62	47	148	97	51	50	455	1,187	16	5	15	20	30	1,710	23	18	3,024	3,479

Avg. price Q2 21 (US$/MWh)	74	58	16	71	72	67	48	36	84	na	79	99	101	39	26	na	55	54
Avg. price Q2 20 (US$/MWh)	35	59	17	70	71	68	47	33	na	na	na	na	na	20	51	na	48	47
Avg. gross margin Q2 21 (US$/MWh)	-	32	9	61	62	57	33	33	24	na	15	79	79	15	10	na	35	35
Avg. gross margin Q2 20 (US$/MWh)	15	35	6	61	58	60	34	30	81	na	85	na	na	11	1	na	37	37

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioning of ST02 as of July 2, 2020.

Pampa Energía ● Q2 21 Earning Release ● 22

4.2	Oil and gas production, by area

Note: Production in Argentina. 1 It doesn’t include shale formation. 2 It includes La Tapera - Puesto Quiroga field. 3 From gas fields.

4.3	Electricity distribution segment, discontinued[13]
Electricity distribution segment, discontinued Figures in US$ million	First half			Second quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	493	563	-13%	264	245	+8%
Cost of sales	(398)	(480)	-17%	(217)	(225)	-3%

Gross profit	95	83	+14%	47	20	+132%

Selling expenses	(36)	(37)	-3%	(20)	(18)	+11%
Administrative expenses	(26)	(27)	-1%	(15)	(14)	+5%
Other operating income	21	8	+153%	15	3	NA
Other operating expenses	(17)	(11)	+61%	(9)	(6)	+59%
Impairment of financial assets	(11)	(27)	-59%	(4)	(21)	-82%
Results for participation in joint businesses	-	(0)	-100%	-	(0)	-100%
Recovery of PPE impairment	15	-	NA	24	-	NA

Operating income (loss)	41	(10)	NA	39	(35)	NA

RECPAM	120	46	+159%	61	20	+201%
Finance income	0	8	-97%	0	4	-98%
Finance costs	(106)	(42)	+155%	(58)	(23)	+155%
Other financial results	8	(19)	NA	7	(8)	NA

Profit (loss) before tax	62	(17)	NA	48	(41)	NA

Income tax	(138)	(8)	NA	(129)	5	NA

Net income (loss) for the period	(75)	(25)	+204%	(80)	(36)	+121%
Attributable to owners of the Company	(39)	(13)	+200%	(38)	(20)	+90%
Attributable to non-controlling interests	(36)	(12)	+209%	(42)	(16)	+158%

Adjusted EBITDA, discontinued	17	32	-47%	7	(14)	NA

Increases in PPE, intangible and right-of-use assets	64	57	+13%	37	35	+6%
Depreciation and amortization	-	41	-100%	-	21	-100%

13 On June 30, 2021, the sale closing of the controlling stake in Edenor took place. Consequently, under IFRS, the electricity distribution segment is deconsolidated from Pampa’s FS and shown as discontinued operations for the current and comparative periods. For further information, see section 1.3 of this Earnings Release.

Pampa Energía ● Q2 21 Earning Release ● 23

5.	Glossary of terms
Term	Definition
Q1 21/Q1 20	First quarter of 2021/First quarter of 2020
Q2 21/Q2 20	Second quarter of 2021/Second quarter of 2020
1H 21/1H 20	First half of 2021/First half of 2020
AAYANR	Área de Aplicación y Administración de Normas Regulatorias (Regulatory Standards’ Application and Administration Area)
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined cycle gas turbine
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COVID-19	Coronavirus disease
CPB	Piedra Buena Thermal Power Plant
CPI	Consumer Price Index
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTEB Trust	A supplementary agreement under the global administration and financial trusts program for the execution of energy infrastructure works -Series 1- ENARSA (Barragán)
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Executive Decree)
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
Est.	Estimated
Federal Government	Federal Government of the Republic of Argentina
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant

Pampa Energía ● Q2 21 Earning Release ● 24

HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IDB	Inter-American Development Bank Invest (former Inter-American Investment Corporation)
IFRS	International Financial Reporting Standards
INDEC	Instituto Nacional de Estadística y Censos de Argentina (National Institute of Statistics and Censuses)
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
LPG	Liquified Petroleum Gas
M3	Cubic meter
Mcf	Million cubic feet
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
ME	Ministry of Economics
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
RECPAM	Results from a net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SBR	Styrene-Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
UVA	Unidad de Valor Adquisitivo (Acquisitive Value Units)
VRDs	Debt Securities

Pampa Energía ● Q2 21 Earning Release ● 25